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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 2


                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             DATA TRANSLATION, INC.

                       (Name of Subject Company (Issuer))


     OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE, HAVING AN
                        EXERCISE PRICE OF $4.00 OR MORE
                         (Title of Class of Securities)


                                   238016109

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                           --------------------------

                 ALFRED A. MOLINARI                                        COPIES TO:
       CHIEF EXECUTIVE OFFICER AND PRESIDENT                         ROGER D. FELDMAN, ESQ.
               DATA TRANSLATION, INC.                                   BINGHAM DANA LLP
                  100 LOCKE DRIVE                                      150 FEDERAL STREET
         MARLBORO, MASSACHUSETTS 01752-1192                       BOSTON, MASSACHUSETTS 02110
                   (508) 481-3700                                        (617) 951-8000

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE:

               TRANSACTION VALUATION*                                AMOUNT OF FILING FEE**
                     $2,818,684                                             $563.74

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 586,005 shares of common stock of Data Translation, Inc. having a weighted average exercise price of $4.81 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   $563.74
Form or Registration No.:                 Schedule TO
Filing party:                             Data Translation, Inc.
Date filed:                               January 28, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
   Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

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ITEM 1.  SUMMARY TERM SHEET.


    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 21, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is Data Translation, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 100 Locke Drive, Marlboro, Massachusetts 01752-1192, telephone (508) 481-3700. The information set forth in the Offer to Exchange under Section 9 ("Information About the Company") is incorporated herein by reference.


    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1996 Stock Option Plan (the "option plan") to purchase shares of the Company's Common Stock, par value $0.01 per share, having an exercise price of $4.00 or more (the "options"), for new options that will be granted under the option plan (the "new options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "cover letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "offer"), attached hereto as Exhibit (a)(2). This offer does not include the class of options held by option holders who have not been employees of the Company or one of our subsidiaries from the date that the options are tendered through and including the date that new options are granted. For each option holder, the number of shares of Common Stock to be granted under the new options will be equal to the amount set forth on Table 2 of the Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.


    (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options that We Acquire in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

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ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of New Options") and Section 12 ("Status of Options that We Acquire in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

    (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Not applicable.

    (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a) Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

    (a) The information set forth in the Offer to Exchange under Section 10 ("Financial Information") and Section 17 ("Additional Information") is incorporated herein by reference.


    Specifically, the following documents are incorporated herein by reference:



    - Our Quarterly Report on Form 10-QSB for its quarter ended August 31, 2001, filed with the SEC on October 15, 2001;



    - Our Quarterly Report on Form 10-QSB for its quarter ended May 31, 2001, filed with the SEC on July 16, 2001;



    - Our Quarterly Report on Form 10-QSB for its quarter ended February 28, 2001, filed with the SEC on April 16, 2001;



    - Our Annual Report on Form 10-KSB for its fiscal year ended November 30, 2000, filed with the SEC on February 28, 2001;



    - The selected audited historical statement of operations data for the years ended November 30, 1999 and November 30, 2000 and the selected audited historical balance sheet data as of November 30, 1999 and November 30, 2000 as set forth in Section 10 of the Offer to Exchange; and

    - The selected historical statement of operations data for the nine months ended August 31, 2000 and August 31, 2001, and the selected historical balance sheet data as of August 31, 2001 as set forth in Section 10 of the Offer to Exchange.


ITEM 11.  ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b) Not applicable.

ITEM 12.  EXHIBITS.


    (a) (1)  Offer to Exchange, dated February 21, 2002.


       (2) Form of Letter to Option Holders and Summary of Terms.

       (3) Form of Election Form.

       (4) Form of Notice of Change in Election From Accept to Reject.

       (5) Form of Notice of Change in Election From Reject to Accept.

       (6) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended August 31, 2001, filed with the Securities and Exchange Commission on October 15, 2001 and incorporated herein by reference.

       (7) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended May 31, 2001, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated herein by reference.

       (8) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended February 28, 2001, filed with the Securities and Exchange Commission on April 16, 2001 and incorporated herein by reference.

       (9) Data Translation, Inc. Annual Report on Form 10-KSB for its fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on February 28, 2001 and incorporated herein by reference.

    (b) Not applicable.

    (d) (1)  Data Translation, Inc. 1996 Stock Option Plan. Filed as
             Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on November 26, 1996 and incorporated herein by reference.

       (2) Form of New Incentive Stock Option Agreement pursuant to the Data Translation, Inc. 1996 Stock Option Plan.

       (3) Form of New Non Qualified Stock Option Agreement pursuant to the Data Translation, Inc. 1996 Stock Option Plan.

    (g) Not applicable.

    (h) Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    (a) Not applicable.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DATA TRANSLATION, INC.


/s/ ALFRED A. MOLINARI
-------------------------------------------
Alfred A. Molinari
Chief Executive Officer and President

Date:  2/21/02

                               INDEX TO EXHIBITS


NUMBER
EXHIBIT       DESCRIPTION
-------       -----------

(a)(1)        Offer to Exchange, dated February 21, 2002.

(a)(2)        Form of Letter to Option Holders and Summary of Terms.

(a)(3)        Form of Election Form.

(a)(4)        Form of Notice of Change in Election From Accept to Reject.

(a)(5)        Form of Notice of Change in Election From Reject to Accept.

(a)(6) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended August 31, 2001, filed with the Securities and Exchange Commission on October 15, 2001 and incorporated herein by reference.

(a)(7) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended May 31, 2001, filed with the Securities and Exchange Commission on July 16, 2001 and incorporated herein by reference.

(a)(8) Data Translation, Inc. Quarterly Report on Form 10-QSB for its quarter ended February 28, 2001, filed with the Securities and Exchange Commission on April 16, 2001 and incorporated herein by reference.

(a)(9) Data Translation, Inc. Annual Report on Form 10-KSB for its fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on February 28, 2001 and incorporated herein by reference.

(d)(1)        Data Translation, Inc. 1996 Stock Option Plan. Filed as
              Exhibit 4.1 to the Company's Registration Statement on
              Form S-8, filed with the Securities and Exchange Commission on November 26, 1996 and incorporated herein by reference.

(d)(2)        Form of New Incentive Stock Option Agreement pursuant to the
              Data Translation, Inc. 1996 Stock Option Plan.

(d)(3) Form of New Non Qualified Stock Option Agreement pursuant to the Data Translation, Inc. 1996 Stock Option Plan.